02020516

2-28-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 28, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on February 28, 2002

ING

Press conference 28 February 2002, at 3.00 pm CET at ING Group, Strawinskylaan 2631, Amsterdam. Live webcast via a direct link at www.ing.com

Analyst presentation available on 28 February 2002, at 3.00 pm CET via http://investors.ing.com

Analyst conference call on 1 March CET 3.30 pm Listen in mode at http://www.acttel.nl/ing/ir/Results2001.html

PRESS RELEASE

ING GROUP FINANCIAL YEAR 2001

- **Operational net profit +6.1% to EUR 4,252 million**
- **Per share: +5.3% to EUR 2.20**
- **Operational net profit from insurance +20% to EUR 2,810 million**
- **Operational net profit from banking -13% to EUR 1,442 million**
- **Assets under management EUR 513 billion (+2%), net inflow EUR 41 billion**
- **Expense growth limited to 1% organically**
- **Total dividend of EUR 0.97 (+3.2%), final dividend of EUR 0.50 in cash**

Amsterdam, 28 February 2002. "The world-wide economic slowdown and the decline in equity markets had a negative impact on INGs 2001 results. However, our broad mix of businesses proved essential to conclude this difficult year with a 6.1% growth in operational net profit," said Ewald Kist, chairman of the Executive Board. "In 2002 performance improvement will have absolute priority. The integration of the US insurance companies will be furthered and largely completed by year-end. We are also continuing our efforts to adjust the wholesale banking organisation to the new realities of the market. Throughout the company, even more emphasis will be placed on efficiency-enhancing projects to lower the cost base and increase our competitive strength."

Profit expectation 2002
The Executive Board is positive, but cautious about the economic outlook for the year ahead. Given the uncertainty about improvement of the economies in which ING is active, the Executive Board considers it prudent not to make a profit forecast for 2002 yet.

Revenues
Total revenues, including ReliaStar, Aetna Financial Services and Aetna International, reached EUR 74.2 billion (+49.6%). Total insurance revenues increased by 64.7% to EUR 63.1 billion as life premiums were up 78.1%, non-life premiums advanced 44.2% and investment income rose by 28.6%. In the current difficult economic climate, banking income contracted slightly by 1.7% to EUR 11.1 billion as the decrease in commission of 23.8% outweighed the increases in interest income of 4.9% and other income of 20.6%.

Efficiency
The organic growth of Group operating expenses was limited to approximately 1%, reflecting tight cost control throughout the company. Operating expenses in insurance increased by 4.6% organically. In banking, operating expenses decreased by 1.1% due to the sale of the investment banking activities in the US, tight cost control and lower bonuses. The efficiency ratio (excluding ING Direct) improved from 72.1% in 2000 to 71.7% in 2001. Including acquisitions, divestments and exchange rate fluctuations, total Group operating expenses increased by 21.4%.

Press contacts: tel. + 31 20 541 5446 - Investor relations: tel. + 31 20 541 5462
Internet: www.ing.com

P.O. Box 810, 1000 AV Amsterdam

Profit growth

Operational net profit increased by 6.1% to EUR 4,252 million in 2001 from EUR 4,008 million in 2000. Operational net profit from insurance was 19.7% higher at EUR 2,810 million compared to EUR 2,348 million a year earlier. ReliaStar, Aetna Financial Services and Aetna International were accretive in the first year after their acquisition (EUR 0.07 per share after funding costs) to the net result. The operational net profit from banking declined by 13.1% from EUR 1,660 million in 2000 to EUR 1,442 million. In view of the deteriorated economic situation the loan loss provisions increased by EUR 750 million, equalling 32 basis points of credit risk weighted assets, compared to the very low level of EUR 400 million (19 basis points) in the year before.

Return on equity

The operational net return on equity increased from 12.2% for the full year 2000 to 18.4% in 2001. The improvement reflects a higher operational net profit and a substantially lower capital base, mainly caused by the write-off of goodwill and the revaluation of the equity investment portfolio.

STRATEGIC DEVELOPMENTS IN 2001

- **Strong progress in ING brand building**

  In 2001, rebranding programmes were succesfully initiated in many of ING's markets such as the United States, Mexico, Chile, Poland, the Czech Republic, Taiwan and Malaysia. As a result, ING is now the primary, if not the single, brand that the company employs world-wide outside the Netherlands. Next steps - the phasing-out of the BBL brand and the change-over to ING as the single brand for all wholesale activities - were started in January 2002. In the Netherlands, ING business units such as Nationale-Nederlanden, Postbank, CenE Bankiers, and RVS will introduce an ING endorsement below their existing logos on all visual identifications.

- **Integration in US stepped up; expense reduction initiative added**

  The integration of ReliaStar and Aetna Financial Services with ING's insurance activities progressed as planned. In December 2001, the next step in the ongoing integration process was announced together with an expense reduction programme to counter the impact of weaker market conditions. The restructuring will reduce the US workforce by approximately 1,600 positions, equal to nearly 15%, and will result in incremental pre-tax earnings of between EUR 165 and EUR 200 million per year as from 2002. The restructuring costs were fully absorbed in 2001.

- **Asset management units in US merged to form ING Aeltus**

  In June 2001, ING formed ING Aeltus Group, a new institutional investment management firm that combines two existing ING entities in the US: Aeltus Investment Management and ING Furman Selz Asset Management. As a business unit of ING Asset Management, the new organisation provides a broad array of traditional and alternative investment products targeted at US institutional and high-net-worth investors. ING Aeltus had EUR 69.3 billion in assets under management at year-end 2001.

- **Integration of Aetna International companies in Asia and Latin America completed**

  The Aetna International companies were smoothly integrated within the Executive Centres ING Americas and ING Asia/Pacific. In several countries, the activities of Aetna and ING were combined and now carry ING in their brand names. The merger of the ING and Aetna operations in Chile created the leading insurance company in the local market. In Taiwan, the ING and Aetna operations merged to form ING Antai, which ranks fourth in life insurance by new business. Similar mergers took place in Indonesia and the Philippines. In Japan, Argentina and Colombia, Aetna entities were sold with a view to rationalising ING's business portfolio. ING reinforced its position as the second largest international insurer in Asia and the largest in Latin America.

- **Integration of wholesale activities continuing**

  In 2001, all wholesale operations, including corporate and investment banking and group insurance, were combined under the Executive Centre ING Europe. A substantial downscaling in corporate and investment banking, especially in the field of equities, reduced staff from 9,600 to 7,300 FTEs and lowered operating expenses by 23%. Rebranding to ING started in early 2002. Further restructuring is underway to bring the cost base in line with the changed market conditions. These efforts are mainly directed at streamlining the equities capabilities and increasing the efficiency of back offices by creating shared service centres.

- **ING Direct: another year of record growth**

  As economic uncertainty sparked renewed demand for savings products, ING Direct delivered another year of record growth of its client base and funds entrusted. The number of clients and funds entrusted both more than doubled to 1.75 million and EUR 17.8 billion respectively at year-end 2001. These figures do not include DiBa in Germany in which ING has expanded its 49% stake to a majority interest of 70% in February 2002. Including DiBa, total clients stood at 2.6 million and funds entrusted at EUR 24.0 billion at year-end. ING Direct Canada delivered a positive operational result for the full year 2001 and ING Direct Australia moved into profit in the fourth quarter. While creating substantial future value, the result of all ING Direct activities taken together was a negative EUR 199 million before taxation in 2001. Depending on the local market situation, the ING Direct operations are in the process of broadening their product offering by adding mutual funds, life insurance, pensions, mortgages and consumer loans. In the US and several other countries, ING Direct products are now also being cross-sold through ING's agents sales forces.

- **Continued growth of (ex-)greenfields**

  Premium income in local currency from (ex-)greenfields increased by 11.2% to EUR 3,345 million. Including Aetna China and Taiwan premiums amounted to EUR 5,727 million. The result of (ex-)greenfields was EUR 34 million higher at EUR 129 million (+36.2%). Inclusion of Aetna China and Taiwan increased the result to EUR 280 million. ING Vysya Life made a promising start in India in August 2001. In the city of Dalian, China, ING will establish a life insurance joint venture with Beijing Capital Group, making ING the first international insurer to become involved in this city with over 5 million inhabitants. The joint venture is the second life insurance operation that ING has established in China, in addition to its successful life insurance joint venture with Pacific Aetna Life Insurance Company in Shanghai.

- **All insurance units in Belgium merged to form ING Insurance Belgium**

  In Belgium, the three insurance business units De Vaderlandsche, RVS (Belgium) and BBL Insurance merged to form ING Insurance Belgium in the fourth quarter 2001. The integration will increase its competitive strength and raise efficiency.

- **Group-wide management of private banking**

  With a view to greater efficiency and increased marketing power, it was decided to place all world-wide private banking activities under single functional management within ING Europe effective from 1 April 2002. In anticipation of this realignment, ING's Private Banking units in Switzerland and Luxembourg were brought under single managerial control in the fourth quarter.

- **Pensions joint venture in Germany**

  After reaching an agreement in October 2001, BHF-Bank (part of ING Group), BHW (a German financial services company) and BGAG (an investment company of German trade unions representing 8 million workers and 30% shareholder of DiBa) established BHW Invest FT, a joint venture to enter the newly defined field of pension products based on the new 'Riester' legislation. BHW Invest FT has already received its first mandates from pension funds.

- **ING attains full ownership of Seguros Comercial América, Mexico**

  In 2001, ING increased its stake in Seguros Comercial América (SCA) from 42% to full ownership in two stages. In June, ING bought 45% from the previous majority shareholder. In November, ING successfully concluded a tender offer for the remaining 13%, valued at EUR 197 million. SCA is the largest private insurer in the country with market shares of 18% in life and health and 39% in property and casualty insurance. ING's combined retail operations in Mexico serve almost 10 million clients and are currently being rebranded to ING Comercial América.

- **ING Real Estate now second largest global real estate asset manager**

  With EUR 31 billion in managed assets at year-end, ING Real Estate ranks as the second largest real estate asset manager in the world. In 2001, ING Real Estate concluded several transactions to reinforce its market position, such as the acquisition of Armstrong Jones Retail Fund in Australia, the acquisition of the remaining 33% shares of Baring, Houston & Saunders in the UK and the acquisition of a 81.55% stake in the Spanish real estate company Filo. Furthermore, ING Real Estate agreed to invest EUR 725 million in the Dutch residential real estate fund Vesteda, giving ING a stake of 25% in the fund.

- **Strategic alliance of ING and Zurich North America in the Canadian non-life market**

  ING Canada and Zurich North America Canada formed a strategic alliance that makes ING the leading non-life insurer in the country with a market share of 12%. Regulatory approval was granted early in 2002, allowing the two companies to distribute their products and services through about two-thirds of all Canadian brokerages.

- **Strategic alliance with Piraeus Bank**

  In December 2001, ING and Piraeus Bank agreed on a strategic alliance in the Greek market. Between them, the two partners have local market shares of 14% in life insurance, 10% in banking and 8% in asset management and distribute their products through 2,500 agents and 300 bank branches.

- **ING and Australian bank ANZ in negotiations to form mutual funds management and life insurance joint venture**

  In January 2002, ING signed a Memorandum of Understanding with ANZ with a view to establishing a joint venture in funds management and life insurance in Australia and New Zealand. The proposed joint venture, to be known as ING Australia Limited, would be owned 51% by ING and 49% by ANZ.

GROUP FINANCIAL HIGHLIGHTS

Key figures (in millions of euros)	Fourth quarter 2000	**2001**	% Change	Full year 2000	**2001**	% Change
Group net profit:						
- insurance operations	658	**694**	5.5	2,348	**2,810**	**19.7**
- banking operations	303	**254**	-16.2	1,660	**1,442**	**-13.1**
Operational net profit	961	**948**	- 1.4	4,008	**4,252**	**6.1**
Non-operational net profit*	225	**-**		7,976	**325**	**-95.9**
Net profit	1,186	**948**	-20.1	11,984	**4,577**	**-61.8**
Operational net profit per share	0.50	**0.49**	- 2.0	2.09	**2.20**	**5.3**
Dividend per share				1.13**	**0.97**	**-14.2**
(in billions of euros)				Year-end 2000	**Year-end 2001**	
Total assets				650.2	**705.1**	8.5
Shareholders' equity				25.3	**21.5**	-14.9
Total assets under management				503.1	**513.2**	2.0
Operational net return on equity				12.2%	**18.4%**	
- insurance operations				9.8%	**16.9%**	
- banking operations				12.0%	**10.2%**	

* Non-operational net profit mainly refers to realised gains on the sale of investments to finance major acquisitions.
** Including the exceptional dividend of EUR 0.19 paid from the profit on the sale of CCF shares.

Full year 2001 versus full year 2000

Despite the world-wide economic slowdown, many businesses continued to expand at a healthy pace, such as life insurance in several European countries, the ING Direct operations, the GIC and fixed annuity sales in the US, and asset management which attracted a substantial net inflow of new third party funds. However, the downturn in the global economy, the 11 September attacks on the World Trade Center, the Argentina crisis and weaker equity markets affected ING's 2001 results in several ways. Indirectly, ING was confronted with claims relating to the attacks on the WTC. Based on the information to date, ING again reconfirms its earlier claims estimate of approximately EUR 600 million (before catastrophe cover and before tax). After external catastrophe cover of EUR 100 million and internal charges to catastrophe provisions, the total loss after tax in the 2001 annual results is EUR 100 million (EUR 150 million before tax). The weaker economy and depressed equity markets drove up risk costs and strongly reduced fee income in investment banking, asset management and equity-linked insurance products.

Operational net profit rose by 6.1% to EUR 4,252 million or EUR 2.20 per share (+5.3%). The results for the year 2001 were positively influenced by a relatively low tax ratio and several one-off items in both 2001 and 2000 in the insurance operations.

The operational net profit from the insurance operations improved from EUR 2,348 million to EUR 2,810 million (+19.7%). In addition to the consolidation of ReliaStar, Aetna Financial Services and Aetna International, the life and the non-life businesses both contributed to the increase. The net loss of EUR 100 million regarding the 11 September claims is included. Furthermore, the operational net profit includes realised capital gains on shares of EUR 713 million after tax against EUR 620 million in 2000 (+15%). Following a decision to manage the real estate portfolio more actively as from 2001 onwards, net profit resulting from realised gains on real estate in 2001 was EUR 147 million against EUR 25 million in 2000. The one-off items in 2001 include a release from the catastrophe provision, a one-off gain from old reinsurance operations, the gains from the (partial) sale of some activities and the creation of a restructuring provision aimed at expense reduction in the US operations. Excluding the one-off items in 2001 and 2000, operational net profit from insurance increased by 16.1%.

The operational net profit of the banking operations in 2001 decreased by 13.1% to EUR 1,442 million. The world-wide economic downturn strongly impacted the results of the banking operations through lower commission income and higher risk costs. These effects were mitigated by an improvement of the interest result and lower operating expenses.

Exchange rate fluctuations contributed EUR 9 million (insurance EUR 8 million, banking EUR 1 million) to net profit. The gain mainly reflects the appreciation of the US dollar versus the euro, partly offset by a weaker Australian dollar.

The increase in total operating expenses by 21.4% was mainly caused by, on balance, acquisitions, divestments and exchange rate fluctuations. Excluding these effects, operating expenses grew by approximately 1%.

The operational tax ratio decreased from 28.0% to 20.3% due to higher non-taxable capital gains in the Netherlands, non-taxable profits from the (partial) sale of some activities and a change in tax legislation in Australia. The tax ratio of the Belgian banking operations was also substantially lower.

Total assets under management showed an increase of 2.0% to EUR 513 billion, which is satisfactory given the economic climate. A net inflow of new assets under management of EUR 41 billion, first time inclusions of EUR 11 billion and a positive effect of EUR 5 billion from exchange rate fluctuations was partially offset by revaluation losses of EUR 47 billion.

The economic downturn strongly influenced the balance sheet through the revaluation of the investment portfolio and an increase in lending. Shareholders' equity decreased by EUR 3.8 billion (-14.9%) to EUR 21.5 billion, mainly due to revaluation of the equity portfolio and the write-off of goodwill regarding acquisitions. Shareholders' equity was employed as follows:

(in billions of euros)	**2000**	**2001**
Insurance operations	17.9	15.4
Banking operations	14.9	15.4
Own shares, subordinated loans, third-party interests, debenture loans and other eliminations	- 7.5	- 9.3
Shareholders' equity	25.3	21.5

The capital base of ING Verzekeringen N.V. of EUR 17.7 billion is well above the legally required solvency of EUR 9.8 billion.

At year-end 2001, the BIS ratio and the tier-1 ratio of ING Bank N.V. stood at 10.57% and 7.03% respectively, both comfortably within the target ranges.

Fourth quarter 2001 versus fourth quarter 2000

Operational net profit in the fourth quarter of 2001 was 1% lower than in 2000, despite a substantially lower tax ratio. The operational net profit from insurance operations improved by 5%. Higher realised gains on the sale of real estate investments, the gains on the (partial) sale of some activities and a lower tax ratio contributed notably to the improvement. However, the improvement was mitigated by a restructuring provision in the US operations and a lower contribution from new acquisitions in the fourth quarter of 2001. The fourth quarter 2000 result from the Australian operations was higher than usual due to the inclusion of five quarters in the year 2000 compared to four in 2001 following the synchronisation of the Australian financial year with that of ING Group. The result of the banking operations was 16% lower, mainly because of higher risk costs. The fourth quarter result of the banking result before risk costs and before taxation improved by 12% to EUR 640 million from EUR 572 million.

Fourth quarter 2001 versus third quarter 2001
Compared with the preceding quarter, operational net profit increased by 5% in the fourth quarter of 2001. The result from insurance rose by 6%. The loss caused by claims following the WTC attacks is included in the third quarter figures. The fourth quarter result included a restructuring provision in the US insurance operations. Realised gains on the (partial) sale of some activities as well as a lower tax ratio outweighed lower life results. Operational net profit from banking improved 2%, on balance due to a lower tax ratio and the realised gain on the sale of some investments on the one hand and higher risk costs and higher operating expenses on the other hand.

Dividend
For 2001, a total dividend is proposed of EUR 0.97 per (depositary receipt for an) ordinary share, an increase of 3.2% compared to the 2000 dividend of EUR 0.94 (excluding the exceptional dividend of EUR 0.19 paid in 2000 from the profit from the sale of CCF shares). Taking into account the interim dividend of EUR 0.47, made payable in September 2001, the proposal results in a final dividend of EUR 0.50 per (depositary receipt for an) ordinary share. The pay-out ratio as a percentage of distributable net profit is 44.1% (2000: 43.9%).

KEY FIGURES AND HIGHLIGHTS OF THE INSURANCE OPERATIONS

(in millions of euros)	2000	2001	% change
Premium income			
Life insurance	25,019	44,557	78.1
Non-life insurance	4,095	5,903	44.2
Total	29,114	50,460	73.3
Operational result before taxation			
Life insurance	2,723	2,993	9.9
Non-life insurance	439	578	31.7
Total	3,162	3,571	12.9

The organic growth of life insurance premiums was approximately 22%. Excluding GICs (guaranteed investment contracts) life premiums went up by 5% organically. All regions showed growth, except for Australia. In Europe, premium growth in Belgium and Spain was particularly strong. Premium income from ReliaStar, Aetna Financial Services and Aetna International amounted to approximately EUR 16.5 billion, of which EUR 15.6 billion life and EUR 0.9 billion non-life. Total world-wide life premiums made up 88% of total premium income.

Operating expenses increased organically by some 5%. This moderate increase reflects the success of ongoing expense control. The increase in organic operating expenses was caused by salary increases, higher pension expenses, the expenses of newly established employee benefits activities outside the Netherlands and the start-up expenses of life operations in India and China. Including new acquisitions and exchange rate fluctuations, operating expenses were up by 59.3%. The difference between the (adjusted) premium growth and (adjusted) expense growth of the insurance operations, excluding North America, was +2.8%-points, compared to the target of at least +2%-points.

The operational results from the insurance operations before taxation rose from EUR 3,162 million in 2000 to EUR 3,571 million in 2001 (+12.9%). Higher realised gains on the sale of real estate investments, which increased from EUR 38 million before tax in 2000 to EUR 226 million in 2001, contributed to the improvement. One-off items included in the 2001 operational result are a partial release of the catastrophe provision, a one-off gain from old reinsurance operations, the gains from the (partial) sale of some activities and a restructuring provision in the US life operations. Excluding one-off items in both years 2000 and 2001, the pre-tax operational result from insurance activities increased by 11.4%.

The combined ratio of the non-life operations remained at a level of 104%.

Europe
Despite the less favourable income tax treatment of life insurance contracts introduced from 1 January 2001, the insurance operations in **the Netherlands** delivered an organic increase in life premium income of 3.0% to EUR 5,353 million. The increase mainly reflects higher single premiums in individual and group business. When the effect of the acquisition of a number of group pension contracts in 2000 is excluded, life premium growth was 7%. This modest level of life premium growth is mainly due to the new tax legislation. The organic increase in non-life premiums was 5.7% to EUR 1,811 million, mainly as a result of rate increases in Health and higher premiums in Accident.

The life result in the Netherlands improved by 2.4% to EUR 1,836 million. The result includes part of a one-off gain from old reinsurance operations, the partial release of the catastrophe provision, higher realised gains on the sale of real estate investments and a higher interest result. The effect of these items, however, was largely offset by opportunity costs of last year's acquisitions in the US. The non-life result increased from EUR 224 million to EUR 238 million (+6.3%). The results of Marine and Aviation, Motor and Accident improved, but Fire deteriorated. The non-life result includes higher realised capital gains and a one-off gain from old reinsurance operations.

In **Belgium**, life premium income advanced by 68.5% to EUR 1,625 million on the back of strong sales of unit-linked products. Due to lower capital gains, the life result declined EUR 4 million to EUR 85 million. Excluding capital gains, however, the life result improved by EUR 22 million. The non-life result decreased from EUR 24 million in 2000 to EUR 9 million, due to lower capital gains (EUR 11 million) and the strengthening of the claims provision in Motor.

The growth in life premium income in **Spain** was 33.6%, reflecting higher sales volumes of employee benefits.

Due to the equity market weakness, the results in **Italy** and **Greece** were substantially lower compared with the exceptionally good year 2000.

Americas
The North American life result increased by EUR 134 million (+30.6%) to EUR 572 million. This figure includes a result increase of EUR 68 million in Mexico. Realised capital gains were EUR 14 million lower. GICs contributed EUR 94 million to the result compared to EUR 58 million in 2000.

Life premium income in the United States by product group
(in millions of euros)

	2000	2001	% change
Life	1,978	2,593	31
Fixed annuities	2,295	3,272	43
Variable annuities	4,866	4,841	- 1
Worksite (employee benefits)	518	9,375	n.a.
Reinsurance	768	1,029	34
Institutional markets (GICs)	2,931	7,190	145
Total	13,356	28,300	112

The North American life result was disappointing as a consequence of several setbacks in the **United States**. Economic growth fell sharply, equity markets performed disappointingly and the WTC disaster on 11 September led to very high claims. With the much larger share of equity-linked products since the acquisition of ReliaStar and Aetna Financial Services, equity market weakness directly impacts results as fee income on these products fluctuates with the value of managed assets.

Sales in the US picked up strongly in the fourth quarter as all product lines except Worksite recorded their highest quarterly sales of the year. US results in 2001 were affected, notably in the fourth quarter, by several sizeable items such as the expenses related to the restructuring announced in December 2001 (EUR 70 million) and impairments in the bond portfolio.

Non-life premium income (including health), which is mainly earned in **Canada and Mexico,** increased organically by 7.2% to EUR 2,933 million. Seguros Comercial América contributed EUR 944 million to non-life premiums. The non-life result improved EUR 50 million to EUR 190 million. The increase was due to a strongly improved result at the health operations of ReliaStar. Realised capital gains on equities decreased by EUR 37 million.

Life premium income in **South America** rose from EUR 194 million in 2000 to EUR 493 million. The increase was mainly due to the consolidation of Aetna International. The life result rose by EUR 37 million from a negative EUR 8 million to EUR 29 million. The contribution of Aetna International operations amounted to EUR 31 million.

Non-life premiums (mostly health) in South America increased from EUR 46 million to EUR 618 million as the Aetna International operations added EUR 574 million. The non-life result improved by EUR 47 million to EUR 50 million. The Aetna companies in the region contributed EUR 44 million to the result.

Asia/Pacific
Life premium income in Asia/Pacific increased from EUR 3,660 million in 2000 to EUR 6,497 million in 2001 (+78%). EUR 2,770 million is due to the consolidation of Aetna International, of which EUR 2,367 million from An Tai Life Taiwan. The life result Asia rose from EUR 78 million to EUR 228 million to which the Aetna companies added EUR 155 million.

In **Australia**, life premiums decreased organically by 13% due to a fall in single premium business and a shift from life products to fund management products. The life result in Australia was EUR 81 million lower. EUR 37 million of this decrease is due to a change in tax legislation which lowered both the life result and the amount of tax due. Furthermore, the 2000 results included five quarters of the Australian operations following the decision to synchronise the financial year of the Australian operations with that of ING Group. The synchronisation had a one-off impact of EUR 26 million in 2000. The non-life result improved by EUR 15 million to EUR 21 million. The improvement follows from higher results from Fire and Motor due to premium increases, better underwriting and expense control measures.

The operations in **Korea** delivered continued strong growth in life premiums, which increased organically by 44.5% to EUR 495 million due to a high level of new business production and better persistency. The life result quadrupled to EUR 40 million.

The **Japanese** operations saw a moderate organic growth in life premiums by 8.4%.

Embedded value life operations
The embedded value is an indicator of the economic value creation as a consequence of selling and managing long-term contracts such as life insurance, annuities and pensions. It is defined as the present value of the future earnings arising from the business on the books at the valuation date plus the free portion of capital and surplus. The underlying assumptions (expenses, interest rates, mortality, lapse, etc) are based on the latest available data and reflect best estimates of

future expected experience. The future earnings are discounted at a rate representing the cost of capital.

At the end of 2001, the total embedded value of ING's life operations, including the ex-Aetna and ex-ReliaStar businesses, was EUR 25.8 billion (2000: EUR 25.5 billion). The value of new business written during 2001 is EUR 346 million in comparison to EUR 185 million (revised) in 2000. Approximately 69% of the value of new business arises from the (ex-)greenfield operations.

See Appendix 8 for more details.

KEY FIGURES AND HIGHLIGHTS OF THE BANKING OPERATIONS

Profit and loss account (in millions of euros)		2000		**2001**	% change
Interest result		5,786		**6,072**	4.9
Income from securities and participating interests		322		**530**	64.6
Commission		3,630		**2,765**	-23.8
Results from financial transactions		1,154		**1,080**	-6.4
Other income		410		**664**	62.0
Total income		11,302		**11,111**	-1.7
Personnel expenses	4,945		**5,064**		2.4
Other operating expenses	3,328		**3,122**		-6.2
Total operating expenses		8,273		**8,186**	-1.1
Other interest expenses		24		**5**	-79.2
Additions to the provision for loan losses		400		**750**	87.5
Total expenditure		8,697		**8,941**	2.8
Operational result before taxation		2,605		**2,170**	-16.7
Efficiency ratio (excl. ING Direct)		72.1%		**71.7%**	

The operational **result before taxation** of the banking operations decreased by EUR 435 million (-16.7%) to EUR 2,170 million. The decrease was largely due to lower income and substantially higher risk costs in the second half of 2001, as a consequence of the deterioration in global market circumstances. In the second half, the result before taxation (EUR 788 million) was 43.0% lower than in the first half of 2001 and 31.6% lower than the result in the second half of 2000. Result before taxation in the fourth quarter of 2001 (EUR 390 million) was slightly below the third quarter (EUR 398 million). Compared with 2000 most banking units showed a decrease in the result before taxation. Postbank and BHF-Bank, however, showed a marked increase in the result before taxation.

Commission income in 2001 decreased by EUR 865 million (-23.8%) to EUR 2,765 million. In particular, securities commission and management fees were lower, reflecting the downturn across the equity markets. The addition to the provision for loan losses rose by EUR 350 million to EUR 750 million equalling 32 basis points of risk-weighted assets. Furthermore, the expanding ING Direct activities had a negative impact on the result. The loss increased from EUR 143 million in 2000 to a loss of EUR 199 million in 2001. Meanwhile the oldest ING Direct operation in Canada delivered a positive operational result for the full year 2001 and ING Direct Australia turned into profit in the fourth quarter (after cost of capital).

Based on the geographical breakdown, the banking result before taxation in the home markets of the Netherlands and Belgium showed an increase of 4.4%. On the other hand, results in the Rest of Europe and the Americas were affected by the deterioration in global market circumstances. The combination of lower income and higher risk costs (e.g. Enron and Argentina) could not be compensated by the lower cost levels.

The result before taxation of the **former Executive Centre ING Corporate & Investment Banking** (CIB) decreased from EUR 280 million in 2000 to EUR 169 million in 2001, mainly attributable to low income levels from equity market activities and higher risk costs. The severe deterioration in revenues was partly offset by substantially lower operating expenses as a result of the restructuring and integration of activities. The negative result of former CIB in the fourth quarter of 2001 (-EUR 58 million) was due to continued low revenues and to high risk costs.

The **interest result** rose by EUR 286 million (+4.9%) to EUR 6,072 million. The average balance sheet total increased by EUR 36.4 billion. On balance, the interest margin narrowed by 5 basis points to 1.39%. The yield curve steepened in the course of 2001, resulting in an improvement of the interest margin on a quarterly base from 1.33% in the second quarter and 1.36% in the third quarter to 1.52% in the fourth quarter.

In 2001, **bank lending** increased by EUR 7.4 billion (+3.0%). Bank lending in the Netherlands grew by EUR 10.3 billion (+9.0%). The growth consists of EUR 3.6 billion corporate lending and EUR 6.7 billion personal lending (residential mortgages). Bank lending outside the Netherlands decreased by EUR 2.9 billion (-2.2%). The impact of the sale of the US investment banking activities (effect on bank lending approximately -EUR 20 billion) has been largely offset by growth elsewhere, particularly securities borrowing and lending and mortgages.

Income from securities and participating interests rose by EUR 208 million. The increase includes a EUR 40 million profit on the sale of the US investment banking activities and substantially higher results on participating interests.

Commission (in millions of euros)	2000	**2001**	% change
Funds transfer	503	**526**	4.6
Securities	1,571	**884**	-43.7
Insurance broking	94	**88**	-6.4
Management fees	853	**751**	-12.0
Brokerage and advisory fees	266	**203**	-23.7
Other	343	**313**	-8.7
Total	3,630	**2,765**	-23.8

Following the downturn across the equity markets, securities commission decreased by EUR 687 million (-43.7%). The adverse market conditions also caused a contraction in management fees, mainly at Baring Asset Management, ING Furman Selz Asset Management and former CIB. The decrease in the brokerage and advisory fees can be attributed to former CIB. Funds transfer commission showed an increase of EUR 23 million, mainly at Postbank and BBL.

Results from financial transactions (in millions of euros)	2000	**2001**	% change
Result from securities trading portfolio	674	**617**	-8.5
Result from currency trading portfolio	379	**465**	22.7
Other	101	**-2**	-102.0
Total	1,154	**1,080**	-6.4

The result from securities trading in 2001 decreased by EUR 57 million due to the relatively low result in the fourth quarter of 2001 (EUR 25 million) against EUR 120 million in the previous quarter and EUR 117 million in the corresponding quarter of 2000. The result from currency trading increased by EUR 86 million. The improvement is mainly attributable to former CIB and

Bank Slaski. Other results from financial transactions fell by EUR 103 million due to lower results from derivatives and a downward revaluation of equity participations.

Other income rose by EUR 254 million. The increase was partly caused by higher results on real estate (+EUR 60 million) and leasing (+EUR 41 million). The remaining increase can mainly be attributed to BBL, ING Bank Netherlands and Baring Asset Management.

Total **operating expenses** decreased by EUR 87 million (-1.1%) reflecting the sale of the US investment banking activities, tight cost control and lower bonuses. The EUR 119 million increase in personnel expenses relates to higher average headcount (notably ING Direct, Bank Slaski and ING Asset Management partly offset by the restructuring of former CIB) and higher salaries, which were offset to some extent by lower bonuses. Other operating expenses were EUR 206 million lower.

Excluding the expanding ING Direct activities, the **efficiency ratio** (total expenditure, excluding the addition to the provision for loan losses, as a percentage of income) improved from 72.1% in 2000 to 71.7% in 2001.

The deterioration of economic conditions necessitated a strong increase in the addition to the **provision for loan losses** of the banking operations of EUR 350 million (+87.5%) to EUR 750 million. The current addition corresponds with 32 basis points of the credit risk weighted assets against a very low 19 basis points in 2000. The addition in the fourth quarter of 2001 amounted to EUR 250 million, strongly influenced by several large additions partly compensated for by the level of recoveries.

RAROC banking operations (excluding ING Direct)	RAROC (pre-tax)		Economic capital (in billions of euros)	
	2000	**2001**	2000	**2001**
ING Europe	14.1%	**13.2%**	14.0	**13.6**
ING Asset Management	29.5%	**19.8%**	0.6	**0.7**
Total banking operations	14.7%	**13.5%**	14.6	**14.3**

The **Risk Adjusted Return on Capital** (RAROC) measures business unit performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the annual accounts. However, the credit risk provisioning is replaced by statistically expected losses over the credit cycle. ING Group continues to develop and refine the models supporting the RAROC calculations. The RAROC figures for ING Europe include the former CIB operations. ING Direct is excluded.

The overall (pre-tax) RAROC figure of ING's banking operations for 2001 is 13.5%, which is 1.2%-point lower compared to the full year 2000. However, excluding the former CIB operations the RAROC of ING's banking operations would have been 18.1%. The lower RAROC in ING Europe was mainly attributable to lower results from BBL and the banking operations in Central Europe; in the Netherlands the RAROC improved slightly to 31.9%. Lower results also caused the deterioration of the RAROC in ING Asset Management to 19.8%. Total economic capital decreased by EUR 0.3 billion, mainly because of lower economic capital at BBL. At year-end 2001, total economic capital (excluding ING Direct) was EUR 2.8 billion lower than actual tier-1 capital of ING Bank N.V. which amounted to EUR 17.1 billion.

The **solvency ratio** (BIS ratio) of ING Bank N.V. was 10.57% at year-end 2001 (year-end 2000: 10.75%), well above the required level of 8%. The tier-1 ratio was 7.03% at year-end 2001 against 7.22% at year-end 2000. Total risk weighted assets amounted to EUR 243.2 billion at year-end 2001 (year-end 2000: EUR 219.9 billion).

KEY FIGURES AND HIGHLIGHTS OF THE ASSET MANAGEMENT OPERATIONS

Assets under management (in billions of euros)	For own account	Third party	Total
Assets under management at year-end 2000	145.3	357.8	503.1
- organic growth	14.2	- 15.3	- 1.1
- first time inclusions	6.4	4.8	11.2
Assets under management at year-end 2001	165.9	347.3	513.2

In the year 2001, the substantial fall of major equity market indices adversely affected assets under management. However, this effect was more than compensated for by new inflow of assets and first time inclusions, resulting in an increase in total assets under management of 2.0% to EUR 513.2 billion. The revaluation losses from lower equity prices amounted to EUR 47 billion. The weakening of the euro against the dollar had a positive effect of EUR 5 billion. The first time inclusions relate to the joint venture with Korean bank H&CB (EUR 9 billion) and Seguros Comercial América in Mexico (EUR 2 billion). The new inflow totalled EUR 41 billion of which EUR 22 billion relates to the Americas. At year-end, third party managed assets equalled 68% of total assets under management.

Assets under management By client category (in billions of euros)	Year-end 2000	Year-end 2001	% change
Mutual funds	203.1	181.2	-10.8
Institutional clients	154.7	166.1	7.4
Third parties	357.8	347.3	-2.9
For own account	145.3	165.9	14.2
Total	503.1	513.2	2.0
Share of third parties	71.1%	67.7%	

The decrease in total mutual funds assets reflects falling share prices world-wide and a market-wide shift to savings products. Within the mutual fund class some equity investments were shifted to fixed income as well as principal protected funds. Furthermore, ING's customers are increasingly interested in alternative investments like hedge funds and private equity.

The increase in assets managed for institutional clients mainly relates to the joint venture with H&CB in Korea and ING Real Estate.

Assets under management for Group companies increased due to a net inflow in the US operations and healthy organic growth. This was a result of most assets being invested in fixed-income instruments, prices of which held up well.

At year-end, 39% of total assets under management was invested in equity, 52% in fixed income, 5% in real estate and 4% in cash. Compared to year-end 2000, the share of equities in total investments decreased by 6%-points as investors increasingly preferred fixed-income and real estate investments over equities.

As is normal in a highly volatile market, ING's investment performance came under pressure. Of ING's key funds, 44% performed better than their relevant benchmark on a 1-year investment horizon. On a 3- and 5-year investment horizon respectively 51% and 61% of the funds outperformed their benchmark. ING performed well against its peers with 70% of the funds showing above median 5-year fund performance. In 2001, the Pilgrim Russia Fund was the best performing fund in the US-market with an annual return of 80%. With an annual return of

+10.33%, the ING Hoog Dividend Aandelenfonds was last year's best performing Dutch fund in the category global equity funds.

Profit contribution

Asset management activities are conducted by both the insurance and banking operations and their results are included in the results of both operations. A functional asset management profit can be extracted from these results that gives a more comprehensive insight into the relative importance of asset management within ING Group than the indicative operational result of the EC ING Asset Management. Compared to the full year 2000, the functional operational result before taxation from asset management activities decreased by 32% from EUR 854 million to EUR 579 million. The functional share of asset management in ING Group's operational profit slipped from 15% to 10%.

The accounting principles applied in this document correspond with those applied in ING Group's Annual Accounts 2000.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

Appendices

1. Key figures
2. Consolidated profit and loss account
3. Consolidated profit and loss account fourth quarter
4. Operational result before taxation per executive centre and quarterly results
5. Consolidated balance sheet and changes in shareholders' equity
6. Geographical breakdown of operational income and geographical breakdown of operational result before taxation
7. Additional information: operational realised capital gains on equities, operational realised capital gains on real estate, bank lending and efficiency ratios banking operations per executive centre
8. Additional embedded value information
9. Information for shareholders

KEY FIGURES

Appendix 1

	1997	1998	1999	2000	2001
Balance sheet (in billions of euros)					
Total assets	281.5	394.9	492.8	650.2	705.1
Investments	110.9	149.8	195.8	277.2	307.4
Lending	113.8	153.7	201.8	246.8	254.2
Insurance provisions	75.5	84.6	107.5	200.2	214.0
Shareholders' equity	21.9	29.1	34.6	25.3	21.5
Results (in millions of euros)					
Income insurance operations					
Premium income	14,345	20,448	22,412	29,114	50,460
Income from investments, commission and other income	5,190	6,460	7,308	9,193	12,617
	19,535	26,908	29,720	38,307	63,077
Income banking operations					
Interest	3,516	5,201	5,652	5,786	6,072
Commission	1,645	2,323	2,856	3,630	2,765
Other income	1,145	891	1,368	1,886	2,274
	6,306	8,415	9,876	11,302	11,111
Total income	25,823	35,307	39,584	49,568	74,163
Total expenditure	22,859	32,438	35,203	43,801	68,422
Operational result before taxation					
Insurance operations	1,688	2,065	2,400	3,162	3,571
Banking operations	1,276	804	1,981	2,605	2,170
	2,964	2,869	4,381	5,767	5,741
Dividend on own shares	-44				
Total	2,920	2,869	4,381	5,767	5,741
Operational net profit	2,180	2,103	3,229	4,008	4,252
Net profit	2,206	2,669	4,922	11,984	4,577
Net profit available for ordinary shares	2,185	2,648	4,901	11,963	4,556
Figures per ordinary share of EUR 0.24 nominal value					
Operational net profit	1.40	1.12	1.68	2.09	2.20
Net profit	1.42	1.42	2.56	6.27	2.37
Distributable net profit	1.42	1.42	1.84	2.56	2.20
Diluted net profit	1.38	1.40	2.52	6.18	2.35
Dividend	0.52	0.63	0.82	1.13	0.97
Dividend pay-out ratio	36.9	43.9	44.4	43.9	44.1
Shareholders' equity	13.30	15.21	17.90	13.04	11.03
Diluted shareholders' equity	12.94	14.93	17.65	12.86	10.92
Employees					
Average number of staff	64,162	82,750	86,040	92,650	111,998
Full time equivalents at end of period			88,931	108,965	113,143

CONSOLIDATED PROFIT AND LOSS ACCOUNT*

Appendix 2

(in millions of euros)	Insurance operations 2000	Insurance operations 2001	Banking operations 2000	Banking operations 2001	Total** 2000	Total** 2001	% change
Premium income	29,114	50,460			29,114	50,460	73.3
Income from investments of the insurance operations for own risk	8,067	10,336			7,981	10,262	28.6
Interest result			5,786	6,072	5,831	6,121	5.0
Commission	867	1,431	3,630	2,765	4,497	4,196	-6.7
Other income	259	850	1,886	2,274	2,145	3,124	45.6
Total income	**38,307**	**63,077**	**11,302**	**11,111**	**49,568**	**74,163**	**49.6**
Underwriting expenditure	29,482	50,428			29,482	50,428	71.0
Other interest expenses	774	1,290	24	5	757	1,270	67.8
Operating expenses	4,889	7,788	8,273	8,186	13,162	15,974	21.4
Additions to the provision for loan losses			400	750	400	750	87.5
Total expenditure	**35,145**	**59,506**	**8,697**	**8,941**	**43,801**	**68,422**	**56.2**
Operational result before taxation	**3,162**	**3,571**	**2,605**	**2,170**	**5,767**	**5,741**	-0.5
Taxation	775	688	837	477	1,612	1,165	-27.7
Third-party interests	39	73	108	251	147	324	120.4
Operational net profit	**2,348**	**2,810**	**1,660**	**1,442**	**4,008**	**4,252**	**6.1**
Non-operational results:							
Result Libertel			376		376		
Sales result CCF			853		853		
Re-organisation provision CIB			- 486		-486		
Result on sale of investments re financing of acquisitions	7,368	325			7,368	325	
Release millennium calamity fund	91				91		
Non-operational results before taxation	7,459	325	743		8,202	325	
Taxation on non-operational results	247		-21		226		
Non-operational net profit	**7,212**	**325**	**764**		**7,976**	**325**	**-95.9**
Net profit	**9,560**	**3,135**	**2,424**	**1,442**	**11,984**	**4,577**	**-61.8**

* As from 2001, investment income for risk of policyholders has been netted with the related underwriting expenditure. This results in a presentation of investment income of the insurance operations for own risk, which is in line with international practice. The comparative figures have been adjusted accordingly.

** Including intercompany eliminations.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOURTH QUARTER

(in millions of euros)	Insurance operations fourth quarter		Banking operations fourth quarter		Total* fourth quarter		% change
	2000	2001	2000	2001	2000	2001	
Premium income	8,770	14,518			8,770	14,518	65.5
Income from investments of the insurance operations for own risk	2,481	2,549			2,454	2,537	3.4
Interest result			1,403	1,665	1,405	1,667	18.6
Commission	340	397	895	680	1,235	1,077	-12.8
Other income	55	268	370	455	425	723	70.1
Total income	**11,646**	**17,732**	**2,668**	**2,800**	**14,289**	**20,522**	**43.6**
Underwriting expenditure	8,899	14,287			8,899	14,287	60.5
Other interest expenses	337	330	6		318	320	0.6
Operating expenses	1,576	2,348	2,090	2,160	3,666	4,508	23.0
Additions to the provision for loan losses			100	250	100	250	150.0
Total expenditure	**10,812**	**16,965**	**2,196**	**2,410**	**12,983**	**19,365**	**49.2**
Operational result before taxation	**834**	**767**	**472**	**390**	**1,306**	**1,157**	**-11.4**
Taxation	163	48	146	71	309	118	-61.8
Third-party interests	13	25	23	65	36	91	152.8
Operational net profit	**658**	**694**	**303**	**254**	**961**	**948**	**-1.4**
Non-operational results:							
Re-organisation provision CIB			- 486		- 486		
Result on sale of investments re financing of acquisitions	777		—		777		
Non-operational result before taxation	777		- 486		291		
Taxation on non-operational results	106		- 40		66		
Non-operational net profit	**671**		**- 446**		**225**		
Net profit	**1,329**	**694**	**-143**	**254**	**1,186**	**948**	**-20.1**

* Including intercompany eliminations

OPERATIONAL RESULT BEFORE TAXATION PER EXECUTIVE CENTRE

Appendix 4

(in millions of euros)	Fourth quarter 2000	Fourth quarter 2001	Full year 2000	Full year 2001	% change
ING Europe	1,112	884	4,544	4,188	-7.8
ING Americas	36	127	612	899	46.9
ING Asia/Pacific	72	35	225	313	39.1
ING Asset Management	81	85	324	264	-18.5
Holding companies	5	26	62	77	
Operational result before taxation	**1,306**	**1,157**	**5,767**	**5,741**	**-0.5**

QUARTERLY RESULTS

(in millions of euros)	2000 Q1	2000 Q2	2000 Q3	2000 Q4	2001 Q1	2001 Q2	2001 Q3	2001 Q4
Life	562	719	683	759	794	824	749	626
Non-life	97	136	131	75	125	225	87	141
Total insurance operations	659	855	814	834	919	1,049	836	767
Total banking operations	801	652	680	472	675	707	398	390
Operational result before taxation	**1,460**	**1,507**	**1,494**	**1,306**	**1,594**	**1,756**	**1,234**	**1,157**
Taxation	405	429	469	309	383	404	260	118
Third-party interests	32	30	49	36	80	80	73	91
Operational net profit	**1,023**	**1,048**	**976**	**961**	**1,131**	**1,272**	**901**	**948**
of which:								
Insurance operations	526	613	551	658	681	782	653	694
Banking operations	497	435	425	303	450	490	248	254
Operational net profit per ordinary share	0.54	0.54	0.51	0.50	0.59	0.65	0.47	0.49

CONSOLIDATED BALANCE SHEET

(in millions of euros)	31 December 2000	31 December 2001	% change
Assets			
Tangible fixed assets	2,129	2,032	-4.6
Participating interests	2,372	2,628	10.8
Investments	277,176	307,446	10.9
Lending	246,807	254,214	3.0
Banks	44,132	54,083	22.5
Cash	6,337	9,264	46.2
Other assets	46,394	49,775	7.3
Accrued assets	24,825	25,677	3.4
Total	**650,172**	**705,119**	**8.5**
Equity and liabilities			
Shareholders' equity	25,274	21,514	-14.9
Preference shares of Group companies	2,419	2,542	5.1
Third-party interests	1,288	1,461	13.4
Group equity	28,981	25,517	-12.0
Subordinated loan	485	600	23.7
Group capital base	29,466	26,117	-11.4
General provisions	5,440	4,587	-15.7
Insurance provisions	200,153	213,986	6.9
Funds entrusted to and debt securities of the banking operations	252,816	276,367	9.3
Banks	94,675	107,810	13.9
Other liabilities	54,273	63,349	16.7
Accrued liabilities	13,349	12,903	-3.3
Total	**650,172**	**705,119**	**8.5**

CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)		
Shareholders' equity as per 31 December 1999/2000	**34,556**	**25,274**
Revaluations (after tax)	811	-3,653
Write-off of goodwill	-11,774	-1,908
Exchange rate differences	-355	212
Operational net profit	4,008	4,252
Exercise of warrants and stockoptions	81	163
Changes in ING Groep N.V. shares held by group companies	-1,153	-526
Dividend paid	-900	-2,300
Shareholders' equity as per 31 December 2000/2001	**25,274**	**21,514**

GEOGRAPHICAL BREAKDOWN OF OPERATIONAL INCOME

Appendix 6

(in millions of euros)	Insurance operations		Banking operations		Total*		% change
	2000	2001	2000	2001	2000	2001	
The Netherlands	12,104	12,173	4,541	4,821	16,599	16,971	2.2
Belgium	1,499	2,179	2,069	1,957	3,568	4,136	15.9
Rest of Europe	1,780	2,111	2,791	3,018	4,571	5,129	12.2
North America	18,391	37,938	1,039	537	19,435	38,475	98.0
South America	328	1,496	271	238	599	1,734	189.5
Asia	2,065	5,364	538	476	2,603	5,840	124.4
Australia	2,413	2,179	37	55	2,450	2,234	-8.8
Other	155	285	16	9	171	294	71.9
	38,735	63,725	11,302	11,111	49,996	74,813	49.6
Income between areas	-428	-648			-428	650	
Operational income	**38,307**	**63,077**	**11,302**	**11,111**	**49,568**	**74,163**	**49.6**

* After eliminations.

GEOGRAPHICAL BREAKDOWN OF OPERATIONAL RESULT BEFORE TAXATION

(in millions of euros)	Insurance operations		Banking operations		Total		% change
	2000	2001	2000	2001	2000	2001	
The Netherlands	2,017	2,074	1,441	1,523	3,458	3,597	4.0
Belgium	113	94	517	521	630	615	-2.4
Rest of Europe	190	178	593	364	783	542	-30.8
North America	579	762	-235	-446	344	316	-8.1
South America	-6	79	171	24	165	103	-37.6
Asia	82	230	128	193	210	423	101.4
Australia	150	85	-9	-7	141	78	-44.7
Other	37	69	-1	-2	36	67	86.1
Operational result before taxation	**3,162**	**3,571**	**2,605**	**2,170**	**5,767**	**5,741**	**-0.5**

SPECIFICATION OF OPERATIONAL REALISED CAPITAL GAINS ON EQUITIES

(in millions of euros)	2000	2001	% change
Life insurance	734	663	-9.7
Non-life insurance	121	116	-4.1
Total before taxation	855	779	-8.9
Taxation	235	66	-71.9
Total after taxation	**620**	**713**	**15.0**

SPECIFICATION OF OPERATIONAL REALISED CAPITAL GAINS ON REAL ESTATE

(in millions of euros)	2000	2001
Life insurance	38	215
Non-life insurance		11
Total before taxation	38	226
Taxation	13	79
Total after taxation	**25**	**147**

BANK LENDING

(in billions of euros)	31 December 2000	31 December 2001	% change
The Netherlands			
- public authorities	2.0	2.2	10.0
- other corporate	54.9	58.3	6.2
Total corporate	56.9	60.5	6.3
Personal	57.9	64.6	11.6
Total the Netherlands	114.8	125.1	9.0
International	132.0	129.1	-2.2
Total bank lending	**246.8**	**254.2**	**3.0**

EFFICIENCY RATIOS BANKING OPERATIONS PER EXECUTIVE CENTRE

	2000	2001
ING Europe (excl. ING Direct)	72.2%	71.6%
ING Asset Management	76.2%	80.6%
Total banking operations (excl. ING Direct)	**72.1%**	**71.7%**

VALUE OF NEW BUSINESS

The value of new life business written in 2001 was EUR 346 million, representing a substantial increase over the year 2000 figure of EUR 185 million[1]. The 2001 figure includes new business values for the ex-Aetna and ex-ReliaStar businesses. During 2001 ING invested EUR 2 billion to write new life insurance business. The overall rate of return expected on this investment is 11.2%. This compares to an overall expected rate of return of 10.1% for 2000. These percentages are comparable.
During 2001 ING experienced substantial expenses (EUR 286 million) in excess of the amount of expenses assumed in pricing this new business. A substantial portion of these excess expenses was incurred in the US, where there is a major restructuring underway designed to eliminate such expenses by the end of 2003/2004. Excluding these excess expenses, the expected rate of return on new business is 13.8%.

The regional split of the new business production is as follows:

(EUR millions)	New production 2000		New production 2001	
	annual premium	single premium	annual premium	single premium
Americas	324	7,921	2,440	17,715
Asia Pacific	621	1,144	1,313	819
Central Europe	176	101	132	44
Netherlands	203	1,251	177	1,077
South West Europe	93	608	58	1,177
ING Group	**1,417**	**11,025**	**4,120**	**20,832**

EMBEDDED VALUE

The embedded value of the life operations is as follows:

(EUR billions)	2000	2001
Free surplus	5.8	3.2
Value of in-force business	19.7	22.6
Embedded value	**25.5**	**25.8**

The regional split of the total embedded value is as follows:

(EUR billions)	2000	2001
Americas	9.9	10.3
Asia Pacific	2.2	2.9
Central Europe	0.7	0.8
Netherlands	11.8	10.8
South West Europe	0.9	1.0
Embedded value	**25.5**	**25.8**

The value of in-force business for the life (ex-)greenfields [2] is EUR 3.7 billion at the end of 2001 against a value of EUR 2.7 billion at the end of 2000.

The embedded value amounts include the values for Aetna and ReliaStar as appropriate for both year-end 2000 and 2001.

[1] The value of new business in 2000 was restated to reflect additional unallocated acquisition expenses in the US of EUR 60 million.

[2] Countries/markets classified as either life (ex-) greenfields are Argentina, China, Czech Republic, Greece, Hungary, India, Indonesia, Italy, Japan, Korea, Philippines, Poland, Romania, Slovakia, Spain and Taiwan. The embedded value for 2000 was restated to include Aetna China and Taiwan operations.

MOVEMENT ANALYSIS

The movement in embedded value over 2001 is as follows:

(EUR millions)	
Reported embedded value 2000	**25,518**
Investment return on free surplus*	-1,608
Value of new business	346
Embedded value earnings	426
Assumption changes	1,207
(Dividends) and capital injections	-273
Other	234
Ending embedded value 2001	**25,850**

* Including revaluation of the equity portfolio.

The embedded value of ING's life insurance businesses at 31 December 2001 is EUR 25,850 million, up from the 2000 value of EUR 25,518 million. Both amounts include Aetna and ReliaStar. When comparing the embedded value at year-end 2000 to year-end 2001, the following should be kept in mind:

- a substantial portion of the free surplus is invested in equities. The investment return on free surplus over the year was a negative EUR 1,608 million primarily due to weaker equity markets;
- the embedded value increased by the value of new business written over the year (EUR 346 million);
- embedded value earnings on the inforce business were lower than expected, because of the drop in equity markets, lower investment earnings and excess claims from 11 September;
- assumption changes are a normal part of embedded value reporting. The assumption changes made at the end of 2001 increased the embedded value by EUR 1,207 million. The most significant change was in The Netherlands with respect to the allocation of assets to better reflect the actual proportion invested in shares; the amount invested in shares had been underrepresented in prior years.
- the net capital paid out of the life insurance operations to the Group during 2001 was EUR 273 million;

Shares and warrants
The average number of shares used for the calculation of net profit per share, taking into account the stock-split of July 2, was 1,923.1 million (1,907.8 million for 2000). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of December 2001 was 1,992.7 million (including 69.1 million own shares to cover the outstanding options for ING personnel). The number of (depositary receipts for) preference shares of EUR 1.20 nominal value outstanding at the end of December 2001 was 87.1 million. Until 1 January 2004, the dividend on these preference shares will amount to EUR 0.24.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of December 2001 was 17.2 million.

In 2001, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 3,277.4 million (purchases and sales). The highest closing price was EUR 43.97, the lowest EUR 22.80; the closing price at the end of December 2001 was EUR 28.64.

Listing
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

Important dates in 2002*:

- 2 April 2002: publication of the annual report 2001
- 17 April 2002: annual general meeting of shareholders (2:00 PM, RAI Conference Centre, Amsterdam)
- 19 April 2002: ING share quotation ex final dividend 2001
- 26 April 2002: payment of final dividend 2001
- 23 May 2002: publication results first three months 2002
- 22 August 2002: publication results first six months 2002
- 26 August 2002: ING share quotation ex interim dividend 2002
- 21 November 2002: publication results first nine months 2002

* All dates shown are provisional.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________________

C. F. Drabbe
Assistant General Counsel

Dated: February 28, 2002